EXHIBIT 99.1

Osisko Announces Preliminary Q3 2021 Deliveries and Provides Asset Update

MONTRÉAL, Oct. 04, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its third quarter deliveries, sales and operating cash margins1 and recent asset advancements.

PRELIMINARY Q3 2021 RESULTS

Osisko earned approximately 20,032 attributable gold equivalent ounces2 (“GEOs”) in the third quarter of 2021, excluding 2,452 GEOs earned from the Renard diamond stream.

Osisko recorded preliminary revenues3 of C$50.0 million during the third quarter and preliminary cost of sales3 (excluding depletion) of C$3.5 million, resulting in an operating cash margin1 of approximately C$46.5 million. Osisko’s operating cash margin was approximately 93% during the third quarter of 2021 (97% excluding the Renard diamond stream). Osisko will provide full production and financial details with the release of its third quarter 2021 results after market close on Tuesday, November 9th, 2021 followed by a conference call on November 10th at 10am EST.

Sandeep Singh, President and CEO of Osisko commented: “Our cash flowing assets continued to meet or exceed our expectations over the course of another strong quarter. Given the meaningful cash flow generated at current commodity prices, we previously announced a 10% increase to our third quarter dividend and repurchased over 1.7 million common shares in the months of August and September through our normal course issuer bid. The Corporation’s cash flow potential will only strengthen as our paid-for and peer-leading organic growth unfolds over the coming years.”

RECENT ASSET ADVANCEMENTS

Malartic Exploration Update

On September 7th, Yamana Gold Inc. (“Yamana”) provided an update on the ongoing exploration programs at Canadian Malartic. The district exploration program has discovered a deep eastern extension of the East Gouldie structure as well as a new zone located 400 meters south of East Gouldie, and intercepted further promising mineralization below the known East Amphi deposit. These results support the continued growth of Canadian Malartic as it transitions from an open pit mine to a large underground operation with a decades-long mine life. Drilling highlights in the East Gouldie infill area include the following estimated true width intercepts: 6.2 g/t gold over 61.7 meters including 10.9 g/t gold over 21.0 meters at 1,102 meters depth (MEX19-154WC).

East Amphi is located three kilometers northwest of the Canadian Malartic pit. To date, 7,900 meters of drilling have been completed at East Amphi and results indicate the presence of significant mineralization at depth below the historic workings. Two zones are being defined with new intercepts in the Nessie zone of 2.16 g/t gold over an estimated true width of 17.19 meters in drill hole EA20-4187, and 14.13 g/t gold over an estimated true width of 1.70 meters in drill hole EA21-4196. Follow up drilling of the adjacent Kraken zone, returned an intercept of 2.01 g/t gold over an estimated true width of 29.77 meters.

Osisko holds a 5% net smelter return (“NSR”) royalty on East Gouldie, Odyssey South and the western half of East Malartic and a 3% NSR royalty on Odyssey North and the eastern half of East Malartic. For more information, refer to Yamana’s press release dated September 7th, 2021 filed on www.sedar.com.

Victoria Gold Announces Record Monthly Production at Eagle

On September 12th, Victoria Gold Corp. (“Victoria Gold”) announced that it achieved record gold production of 20,744 ounces in the month of August at its Eagle mine in Yukon, Canada and stacked more than 1 million tonnes on the leach pad for each of July and August. Additionally, the company provided an update on its 15,000-meter exploration campaign. To date in 2021, Victoria Gold has completed approximately 10,000 meters of drilling, in 45 diamond drill holes, focusing on near-surface high-grade gold targets at the Raven and Lynx zones as well as the past-producing Rex-Peso silver target. For more information, refer to Victoria’s press release dated September 12th, 2021 filed on www.sedar.com.

Osisko holds a 5% NSR royalty on Victoria Gold’s Eagle project.

Upper Beaver Advancement

In September, Agnico Eagle Mines Limited (“Agnico Eagle”) submitted a project description for Upper Beaver, outlining a combined open pit and underground operation with a 16-year mine life and an approximate processing capacity of 10,000 tonnes per day. Open pit mining is expected to last four to five years, followed by underground mining with at least part of the production supported by a shaft (Figure 1). Drilling and engineering studies are ongoing to establish the assumptions and final design. More details on the project description can be found at https://iaac-aeic.gc.ca/050/evaluations/proj/82960?culture=en-CA.

On September 28th, Agnico Eagle and Kirkland Lake Gold Ltd. announced a merger transaction. The proposed transaction could provide for significant operational and strategic synergies for Upper Beaver, Upper Canada, AK and Anoki-McBean with the Macassa Mine and Holt complex.

Osisko holds a 2% NSR royalty on Agnico Eagle’s Kirkland Lake project, including Upper Beaver.

Figure 1. Cross section of the Upper Beaver project showing the open pit, underground stopes, ramps and shaft to access the deposit.
https://www.globenewswire.com/NewsRoom/AttachmentNg/024affe8-ab6b-4ee4-bfbf-c95556ccade7

Gold Extraction at Santana Underway

On September 8th, Minera Alamos Inc. (“Minera Alamos”) provided an update on the ramp-up activities at its Santana gold mine in Sonora, Mexico. Gold extraction at Santana has begun with leaching and gold recovery to loaded carbon underway. All three sets of carbon columns have been commissioned and are functional at design capacity. The company expects the scale of operations to continue to increase as access to mineralized material expands with depth. For more information, refer to Minera Alamos’ press release dated September 8th, 2021 filed on www.sedar.com.

Osisko holds a 3% NSR royalty on Minera Alamos’ Santana project.

Eldorado Expands Multiple Deposits in Québec

On September 27th, Eldorado Gold Corporation (“Eldorado”) announced multiple high grade gold intersections at their Québec operations. Infill drilling at the Ormaque deposit confirmed grade continuity within ore lenses of the inferred resource and expanded several lenses laterally. Notable step-out intercepts include 21.3 g/t gold over 2.2 meters (51.4 g/t gold uncapped) and 40.4 g/t gold over one meter. Significant drill results from the Bonnefond deposit, located 20 kilometers from the Sigma mill, included 6.0 g/t gold over 60.2 meters. Drilling on the River target, located 5.5 kilometers from the Sigma mill, included 9.8 g/t gold over 19.6 meters. For more information, refer to Eldorado’s press release dated September 27th, 2021 filed on www.sedar.com.

Osisko holds a 1% NSR royalty over the Ormaque deposit and 2.5% NSR royalty over the Bonnefond and River deposits.

Seabee Exploration Results

On September 13th, SSR Mining Inc (“SSR”) announced positive exploration results at Seabee. Drill highlights include 19.16 g/t gold over 6.98 meters at Gap Hanging Wall, 16.31 g/t gold over 3.56 meters at Santoy Hanging Wall and 25.97 g/t gold over 1.49 meters at the Joker target. The company indicated that the recent drill results at Seabee support the potential for mine life extension and/or an increase in production rates. For more information, refer to SSR’s press release dated September 13th, 2021 filed on www.sedar.com.

Osisko owns a 3% NSR royalty on SSR’s Seabee Mine.

Gold Resource Corporation Announced Intent to Acquire Aquila Resources

On September 7th, Gold Resource Corporation (“GORO”) announced a binding letter agreement with Aquila Resources Inc. (“Aquila”) for the proposed acquisition of all issued and outstanding shares of Aquila. GORO currently operates the Don David polymetallic underground mine in the state of Oaxaca, Mexico. GORO stated that it intends to become a multi-mine producer through the permitting and construction of the Back Forty project. GORO has a strong balance sheet, cash flow and significant access to capital to commit towards that objective. The proposed transaction has received voting support agreements from key Aquila shareholders as well as board approval from both companies. For more information, refer to GORO’s press release dated September 7th, 2021 filed on www.sec.gov/edgar.shtml.

Osisko holds an 18.5% gold stream and an 85% silver stream on the Back Forty project located in Michigan, USA.

G Mining Ventures Acquired Tocantinzinho from Eldorado

On August 9th, G Mining Ventures Corp. (“G Mining”) announced the acquisition of the Tocantinzinho project, located in Para State, Brazil, from Eldorado. G Mining brings leadership experience from successful mine builds including most recently at Newmont Corporation’s Merian project and Lundin Gold Inc.’s Fruta del Norte mine. In its announcement, G Mining highlighted optimization opportunities at Tocantinzinho as well as the exploration potential of the large land package. G Mining expects to close the acquisition in the fourth quarter of 2021, following which focus will be placed on project optimization and detailed engineering. For more information, refer to G Mining’s press release dated August 9th, 2021 filed on www.sedar.com.

Osisko holds an effective 0.75% NSR royalty on the Tocantinzinho project.

Osisko Development Corp.

On August 25th, Osisko Development Corp. (“Osisko Development”) announced additional results from the ongoing 200,000m drill campaign. These included 26.58g/t gold over 5.05 meters and 7.87g/t gold over 10.25 meters at Valley Zone. They also announced on August 11th drilling results including 1,965g/t gold over 0.5 meters at Mosquito Creek and 333g/t gold over 0.5 meters at Shaft. For more information, refer to Osisko Development’s press releases dated August 11th and 25th, 2021 filed on www.sedar.com.

Small scale mining is ongoing at the Bonanza Ledge II project as well a commencement of the work to allow for an underground bulk sample at the Cariboo Project. Construction of the San Antonio heap leach project has started, and preparations are underway to stack the oxide stockpile.

Osisko holds a 5% NSR royalty on Osisko Development’s Cariboo project and a 15% gold and silver stream on the San Antonio project.

Golden Bear Confirmed and Expansion at Windfall

On September 14th, Osisko Mining Inc. (“Osisko Mining”) reported that drilling had confirmed the Golden Bear discovery zone (“D1”) and also identified two new mineralized zones (“D2” and “D3”). All three zones display alteration, sulfide mineralization and local visible gold, and all three remain open up and down plunge and along strike. Drill hole OSK-UB-21-273 returned 67.10 g/t gold over 2.0 meters; this intercept occurred 60 meters up-plunge from the discovery intercept previously reported (27.40 g/t gold over 6.7 meters).

Osisko Mining also released several batches of drill results illustrating the high grade nature of the deposits at Windfall, including 2,181 g/t gold over 2.5 meters at Lynx on August 3, 2021. For more information, refer to Osisko Mining’s press releases dated August 3rd and September 14th, 2021 filed on www.sedar.com.

Osisko owns a 2% to 3% NSR royalty on Osisko Mining’s Windfall project.

King Island Scheelite Financing

On September 5th, King Island Scheelite Limited (“KIS”) announced loan funding amounting to AUD $33 million to be used for the redevelopment of the fully-permitted Dolphin Tungsten Project on King Island, Tasmania. The project contains a JORC compliant mineral reserve of 4.43 million tonnes at a grade of 0.92% WO3, with a current development plan that envisages an 8-year open cut mine followed by a 6 year underground mine producing a concentrate for supply into the ammonium paratungstate market. For more information, refer to KIS’ press release dated September 5th, 2021 filed on their website at www.kingislandscheelite.com.au

Osisko owns a 1% gross revenue royalty on the Dolphin Tungsten Project.

Additional Highlights

1)	Talisker Resources Ltd. (1.2% NSR royalty) intersects 1.98 g/t gold over 62.05 meters at Pioneer on the Bralorne property in BC.
2)	Cornish Metals Inc. (0.5% NSR royalty) intersects 5.2% copper, 1.3% tin and 77 g/t silver over 2.61 meters at United Downs in Cornwall UK.
3)	Minera IRL Limited (1% NSR royalty) files preliminary economic assessment on the Ollachea gold project in Peru.
4)	Aldebaran Resources Inc. (1% NSR royalty) intersects 1.4% CuEq over 111 meters at Altar in Argentina.
5)	Red River Resources Limited (0.8% NSR royalty) continues to expand the Liontown project in Queensland Australia with 8.0 meters at 11.74 g/t Au, 0.85% Cu, 0.3% Pb, 0.8% Zn & 6.74 g/t silver.
6)	Pacific Ridge Exploration Ltd. (1.5% NSR royalty) expands copper porphyry mineralization and identifies skarn style mineralization at the Kliyul project in BC.
7)	Gold Bull Resources Corp. (0-5% NSR royalty) intersects 7.77 g/t gold over 6.1 meters at Sandman in Nevada.
8)	Westhaven Gold Corp. (2% NSR royalty) intersects 2.25 g/t gold and 23.74g/t silver over 22.71 meters at the Shovelnose gold property in BC.
9)	Aya Gold and Silver Inc. (1.5% NSR royalty) increases resources and launches a feasibility study on Tijirit project in Mauritania.
10)	Highland Copper (3% NSR royalty) completes C$26 million private placement for general working capital and to advance the development of the Copperwood and White Pine projects.
11)	Eagle Mountain Mining (3% NSR royalty) intersects 1.37% copper over 91.5 meters and 2.34% copper over 28.9 meters in Arizona.

Q3 2021 RESULTS AND CONFERENCE CALL DETAILS

Osisko also provides notice of the third quarter 2021 results and conference call details:

Q3 2021 Results Release:	Tuesday, November 9, 2021 after market close
Conference Call:	Wednesday, November 10, 2021 at 10:00 am EST
Dial-in Numbers:	North American Toll-Free: 1 (888) 550-4423 Local and International: 1 (438) 801-4067
Replay (available until December 10, 2021 at 11:59 pm EST):	North American Toll-Free: 1 (800) 770-2030 Local and International: 1 (647) 362-9199 Access code: 1981388
Replay also available on our website at www.osiskogr.com

Notes:

Osisko has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) operating cash margin in dollars and percentage and (ii) attributable gold equivalent ounces. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents attributable GEOs and operating cash margins as it believes that certain investors use this information to evaluate the Corporation’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently. Note that these figures have not been audited and are subject to change.

  Operating cash margin (in dollars) represents revenues less cost of sales, excluding depletion (C$50.0 million - C$3.5 million = C$46.5 million). Operating cash margin (in percentage) represents the operating cash margin (in dollars) divided by revenues: (C$50.0 million – C$3.5 million) / C$50.0 million = 93%. Excluding the Renard diamond stream: [(C$50.0 million – C$5.5 million) – (C$3.5 million – C$2.1 million)] / (C$50.0 million – C$5.5 million) = 97%).

  GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

  These figures have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially. The preliminary revenues, preliminary cost of sales (excluding depletion) and preliminary operating cash margin presented include preliminary revenues, cost of sales and operating cash margin from the Renard diamond stream. During the third quarter of 2021, the Renard diamond stream generated preliminary revenues of C$5.5 million and preliminary costs of sales (excluding depletion) of C$2.1 million, resulting in an operating cash margin of C$3.4 million.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.